SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 14, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from November 1, 2021 to November 30, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 14, 2021

[This is a translation of the Share Buyback Report for the period from November 1, 2021 to November 30, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 14, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of November 30, 2021)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) November 15 November 16 November 17 November 18 November 19 November 22 November 24 November 25 November 26 November 29 November 30	29,400 48,400 52,800 44,400 40,400 35,400 51,400 42,100 56,600 61,300 82,400	413,789,000 687,906,500 756,319,000 635,310,500 579,888,500 504,461,500 722,642,500 600,498,000 792,252,500 848,554,500 1,152,435,500
Total	―	544,600	7,694,058,000
Total number of shares repurchased as of the end of the reporting month	3,425,100		40,299,991,700
Progress of the repurchase (%)	13.70		20.15
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of November 30, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

November 2
November 4
November 5
November 8
November 9
November 10
November 11
November 12
November 15
November 16
November 17
November 18
November 19
November 22
November 24
November 25
November 26
November 29
November 30
		91,652 44,900 14,501 3,600 6,501 13,100 12,300 126,104 201 3,600 5,000 41,449 11,209 2,200 41,703 65,400 25,154 26,500 8,900

599,844,926
293,861,969
94,906,290
23,561,316
42,547,810
85,737,011
80,501,163
825,326,720
1,315,507
23,561,316
32,724,050
271,275,830
73,360,775
14,398,582
272,938,211
428,030,574
164,628,151
173,437,465
58,248,809

Total	―	543,974	3,560,206,475
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) November 12	40	261,792
Total	―	40	261,792
Total amount	544,014		3,560,468,267

3.	Status of Shares Held in Treasury
(as of November 30, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	21,333,247

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